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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.                )*

Pacific Biometrics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

69403Q100

(CUSIP Number)

Mr. Ronald Helm, 220 W. Harrison Street, Seattle, Washington 98119 (206) 298-0068

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 28, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.        69403Q100

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Saigene Corporation (91-1736814)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF	7.	Sole Voting Power 19,624,292

SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power 0

EACH REPORTING PERSON	9.	Sole Dispositive Power 19,624,292

WITH	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,624,292

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 77.69%

14.	Type of Reporting Person (See Instructions) CO

Item 1.    Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share of Pacific Biometrics, Inc., a Delaware corporation, whose principal executive office is located at 23120 Alicia Parkway, Suite 200, Mission Viejo, California 92692.

Item 2.    Identity and Background

The reporting person is Saigene Corporation (“Saigene”), a corporation incorporated under the laws of the State of Delaware, with a principal place of business at 220 West Harrison Street, Seattle, Washington 98119. Saigene’s principal business is development of genetic testing technologies. Within the past five years, Saigene has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

On June 27, 2002, Pacific Biometrics, Inc., a Delaware corporation (“PBI”) and its wholly-owned subsidiary, Pacific Biometrics, Inc., a Washington corporation (“PBI-WA”), entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Saigene, providing for the purchase by PBI-WA of certain assets of Saigene in exchange for 19,624,292 shares of common stock, par value $0.01 per share, of PBI, which transaction occurred on August 28, 2002. The terms of the purchase and sale are described in detail in the Asset Purchase Agreement, filed as Exhibit 1 to PBI’s Current Report on Form 8-K filed on June 27, 2002, and Amendment Number One to Asset Purchase Agreement dated August 28, 2002, filed as Exhibit 1 to PBI’s Current Report on Form 8-K filed on September 6, 2002, each of which is incorporated herein in its entirety where such references and descriptions appear.

Item 4.    Purpose of Transaction

Upon consummation of the transactions contemplated under the Asset Purchase Agreement, Saigene became the controlling shareholder of PBI. As part of the transaction, there will be changes in the board of directors of the issuer, as set forth in the Asset Purchase Agreement and in the issuer’s Information Statement on Schedule 14F-1 filed on July 3, 2002, which are incorporated herein in their entirety where such references and descriptions appear. In addition, as part of the transactions contemplated under the Asset Purchase Agreement, Saigene Corporation and PBI entered into an Option Agreement which provides PBI an option to purchase certain additional assets of Saigene in exchange for either cash or an additional 5,147,118 shares of PBI common stock, at the election of PBI. The terms of the option are described in detail in the Option Agreement, filed as Exhibit 2.3 and incorporated herein in its entirety where such references and descriptions appear.

Item 5.    Interest in Securities of the Issuer

Under the Asset Purchase Agreement, Saigene acquired beneficial ownership of 19,624,292 shares of Common Stock of PBI, which constitute approximately 77.69% of the issued and outstanding shares of PBI common stock as of August 28, 2002. The reporting person will have the sole power to vote and dispose of all 19,624,292 shares and no shares will be subject to shared power to vote or dispose. Except as set forth in this statement, the reporting person has not engaged in any transactions in Common Stock of the issuer during the past sixty days.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7.    Material to Be Filed as Exhibits

Exhibit No.	Description

2.1
Asset Purchase Agreement dated as of June 27, 2002 by and among Pacific Biometrics, Inc., a Delaware corporation, its wholly-owned subsidiary, Pacific Biometrics, Inc., a Washington corporation, and Saigene Corporation, a Delaware corporation (incorporated by reference to Exhibit 1 of the Current Report on Form 8-K filed by Pacific Biometrics, Inc. on June 27, 2002).

2.2
Amendment Number One to Asset Purchase Agreement dated August 28, 2002, by and among Pacific Biometrics, Inc., a Delaware corporation, its wholly-owned subsidiary, Pacific Biometrics, Inc., a Washington corporation, and Saigene Corporation, a Delaware corporation (incorporated by reference to Exhibit 1 to PBI’s Current Report on Form 8-K filed on September 6, 2002).

2.3
Option Agreement dated August 28, 2002, by and among Pacific Biometrics, Inc., a Delaware corporation, its wholly-owned subsidiary, Pacific Biometrics, Inc., a Washington corporation, and Saigene Corporation, a Delaware corporation.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    September 6, 2002

/s/ Ronald Helm
Ronald Helm Chief Executive Officer